UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Aptose Biosciences Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03835T200
(CUSIP Number)

February 4, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 03835T200	Page 2 of 4

1. Names of Reporting Persons. Herbert Abramson
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 4,110,000
6. Shared Voting Power 0
7. Sole Dispositive Power 4,110,000
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,110,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.6%
12. Type of Reporting Person IN

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CUSIP No. 03835T200	Page 3 of 4

ITEM 1.

               (a)   Name of Issuer:
Aptose Biosciences Inc.

(b)   Address of Issuer's Principal Executive Offices:
        251 Consumers Road, Suite 1105, Toronto, Ontario, M2J 4R3 Canada

ITEM 2.

(a)   Name of Person Filing:
This filing statement is being filed by Herbert Abramson ("Abramson"); and is sometimes referred to as a Reporting Person.

(b)  Address of Principal Business Office, or if None, Residence:
The business address for Abramson is 22 St. Clair Avenue East, 18th Floor, Toronto, Ontario, Canada, M4T 2S3.

(c)   Citizenship:
Abramson is a Canadian citizen.

(d)   Title of Class of Securities:
Common Stock, no par value

(e)   CUSIP Number:
03835T200

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

NA

ITEM 4. OWNERSHIP.

(a)-(c) The responses of the Reporting Person to items 5 through 11 on the cover page are incorporated herein by reference.  As of the close of business on December 31, 2019, the Reporting Person’s beneficial ownership of Common Stock was 4,110,000 shares.  Of this amount, 4,006,389 shares of Common Stock were held by Abramson directly and 103,611 shares of Common Stock were held by Technifund Inc. (“Technifund”) directly.

Abramson exercises sole voting and dispositive power over shares held by each of Abramson and Technifund. Technifund is an investment holding company, of which Abramson owns 100% of the outstanding preferred shares, serves as President and sole Director, and has been appointed to exercise control or direction over Technifund's investment trading account.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NA

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Item 4 above.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NA

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

NA

ITEM 10. CERTIFICATIONS.

(a) NA

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

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CUSIP No. 03835T200	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2020
(Date)

/s/ Herbert Abramson
(Signature)

Herbert Abramson
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.